Exhibit 99.1

Suncor Energy Inc. Extractive Sector Transparency Measures Act Report for the
reporting year January 1, 2020 to December 31, 2020

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES (s.1) Fiscal year covered by the statement: from January 1, 2020 to December 31, 2020 Name of the entity ﬁling the statement: Suncor Energy Inc. Name(s) of the subsidiary or subsidiaries for which the entity ﬁles the statement, where applicable: Petro-Canada Terra Nova Partnership; Petro-Canada Hibernia Partnership; Petro-Canada Hebron Partnership; Canadian Oil Sands Partnership; Suncor Energy Oil Sands Limited Partnership; Suncor Energy Offshore Exploration Partnership; Suncor Energy Ventures Partnership CERTIFICATE I certify that I have examined the information contained in the statement of Suncor Energy Inc. for the ﬁscal year that began on January 1, 2020 and ended on December 31, 2020 . To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete. Full name of the ofﬁcer or director: Alister Cowan Title of position: Chief Financial Officer Date: May 20, 2021 "Alister Cowan" [Signature]

Reporting Entity Name Reporting Year From 1/1/2020 To: 12/31/2020 Date submitted 5/20/2021 Other Subsidiaries Included (optional field) For Consolidated Reports - Subsidiary Reporting Entities Included in Report: Not Substituted Attestation by Reporting Entity Full Name of Director or Officer of Reporting Entity Position Title Date Alister Cowan Chief Financial Officer 5/20/2021 Extractive Sector Transparency Measures Act - Annual Report Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970 In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above. Reporting Entity ESTMA Identification Number E405435 Suncor Energy Inc. Amended Report Original Submission

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2020	To:	12/31/2020
Reporting Entity Name	Suncor Energy Inc.		Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E405435			
Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E886970			

Payments by Payee

Country	Payee Name	Departments, Agency, etc... within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Canada	Government of Canada		584,240,000	69,710,000	780,000	-	-	-	-	654,730,000	Includes royalties that are remitted directly to the Canadian federal government that are then sent to the Government of Newfoundland and Labrador for the Terra Nova, White Rose, Hebron and Hibernia Extension projects.
Canada	Canada Newfoundland and Labrador Offshore Petroleum Board		-	-	4,550,000	-	-	-	-	4,550,000	
Canada -Alberta	Athabasca Chipewyan First Nation		-	-	4,960,000	-	-	-	-	4,960,000	
Canada -Alberta	Fort Chipewyan Metis Local 125		-	-	1,650,000	-	-	-	-	1,650,000	
Canada -Alberta	Fort McKay First Nation		-	-	1,210,000	-	-	-	-	1,210,000	
Canada -Alberta	Fort McKay Metis Community Association		-	-	2,550,000	-	-	-	-	2,550,000	
Canada -Alberta	Fort McMurray #468 First Nation		-	-	900,000	-	-	-	-	900,000	
Canada -Alberta	Fort McMurray Metis Local 1935		-	-	2,380,000	-	-	-	-	2,380,000	
Canada -Alberta	Government of Alberta		212,000,000	54,670,000	21,790,000	-	-	-	-	288,460,000	
Canada -Alberta	Mikisew Cree First Nation		-	-	560,000	-	-	-	-	560,000	
Canada -Alberta	Municipality of Wood Buffalo (Alberta)		49,220,000	-	170,000	-	-	-	-	49,390,000	
Canada -Alberta	Chipewyan Prairie First Nation		-	-	1,150,000	-	-	-	-	1,150,000	
Canada -Alberta	Willow Lake Metis Association		-	-	280,000	-	-	-	-	280,000	
Canada -Alberta	Conklin Metis Local #193		-	-	430,000	-	-	-	-	430,000	
Canada -Newfoundland and Labrador	Government of Newfoundland and Labrador		-	85,670,000	-	-	-	-	-	85,670,000	Includes royalties paid in relation to the Hibernia Base project
Canada -Quebec	Government of Quebec		22,800,000	-	-	-	-	-	-	22,800,000	
Libya	Government of Libya	National Oil Corporation	-	50,000,000	-	-	1,990,000	-	-	51,990,000	Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2020 consolidated financial statements. Translated using the financial year average foreign exchange rates: 1 USD : 1.3413 CAD.
Norway	Government of Norway		-	-	130,000	-	-	-	-	130,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1426 CAD.
United Kingdom of Great Britain and Northern Ireland	Her Majesty's Government	Her Majesty's Revenue and Customs Cumbernauld	183,240,000	-	-	-	-	-	-	183,240,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.7206 CAD.

Additional Notes:

- All payments are reported in Canadian dollars.
- All amounts have been rounded to the nearest $10,000 CAD.

Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	**From:** 1/1/2020	**To:** 12/31/2020		
Reporting Entity Name	Suncor Energy Inc.		**Currency of the Report**	CAD
Reporting Entity ESTMA Identification Number	E405435			
Subsidiary Reporting Entities (if necessary)	Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970			

Payments by Project

Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Canada -Alberta	Base Mine	19,450,000	27,480,000	10,010,000	-	-	-	-	56,940,000	
Canada -Alberta	Firebag	26,720,000	22,340,000	2,850,000	-	-	-	-	51,910,000	
Canada -Alberta	MacKay River	3,010,000	4,850,000	2,720,000	-	-	-	-	10,580,000	
Canada -Newfoundland and Labrador	Hebron	-	5,500,000	-	-	-	-	-	5,500,000	
Canada -Newfoundland and Labrador	Hibernia	-	137,030,000	-	-	-	-	-	137,030,000	Hibernia Base and Extension projects have been combined for the purposes of this report.
Canada -Newfoundland and Labrador	Terra Nova	-	3,720,000	4,640,000	-	-	-	-	8,360,000	
Canada -Newfoundland and Labrador	White Rose	-	9,130,000	-	-	-	-	-	9,130,000	
Norway	Norway	-	-	130,000	-	-	-	-	130,000	Translated using the financial year average foreign exchange rate: 1 NOK : 0.1426 CAD.
Libya	Libya	-	50,000,000	-	-	1,990,000	-	-	51,990,000	Bonuses include social development payments as required by certain Exploration and Production Sharing Agreements in Libya. Taxes & Royalties taken in kind and converted to cash basis using the same methodology (fair market value) as Suncor Energy Inc.'s 2020 consolidated financial statements. Translated using the financial year average foreign exchange rates: 1 USD : 1.3413 CAD.
United Kingdom of Great Britain and Northern Ireland	U.K. Oil & Gas Taxes	183,240,000	-	-	-	-	-	-	183,240,000	Translated using the financial year average foreign exchange rate: 1 GBP : 1.7206 CAD.
Canada	Other	40,000	-	17,170,000	-	-	-	-	17,210,000	Includes Emerging properties in the Oil Sands business unit (Meadow Creek, Lewis, Frontier, Chard, Polaris, Stoney Mountain and Thornbury) and North America Onshore in the Exploration and Production business unit.

Additional Notes:
- All payments are reported in Canadian dollars.
- All amounts have been rounded to the nearest $10,000 CAD.